A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 FACSIMILE: +44 (0)20-7959-8950 WWW.SULLCROM.COM	ONE NEW FETTER LANE LONDON EC4A 1AN, ENGLAND BRUSSELS • FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

March 28, 2018

Christopher Dunham,

Staff Attorney,

Office of Financial Services,

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

Washington DC 20549,

United States.

VIA EDGAR

Re:	Post-Effective Amendment to Registration Statement on Form F-3

Filed February 22, 2018

File No. 333-212571

Dear Mr. Dunham:

We are filing this correspondence on behalf of our client, Barclays Bank PLC (“BBPLC”), in connection with the comment of the Staff provided in our recent calls in relation to the Post-Effective Amendment to Registration Statement on Form F-3 filed by BBPLC on February 22, 2018 (the “Form F-3 Amendment”).

In particular, the Staff’s comment related to a reference in BBPLC’s Subordinated Securities Indenture (the “Subordinated Indenture”) and related disclosure under the heading “Description of Debt Securities—General” in the Base Prospectus contained in the Form F-3 Amendment (the “Base Prospectus”). Section 3.01 of the Subordinated Indenture lists features that can be added for each series of notes issued thereunder, including a reference to “under what conditions, if any, the Company may be substituted as the issuer of the […] Securities of the series (including pursuant to Article 8).”

The Staff expressed concern that the term “including” could be interpreted as, for specific series of notes, permitting broader issuer substitution than that provided for pursuant to Article 8 of the Subordinated Indenture. The substitution provisions of Article 8 of the Subordinated Indenture are described under the heading “Description of Debt Securities—Consolidation, Merger and Sale of Assets; Assumption” in the Base Prospectus). The Staff has requested confirmation in this response that BBPLC does not intend to add additional substitution provisions beyond those set forth in Article 8 of the Subordinated Indenture.

As further discussed between the Staff and ourselves on March 22, 2018, the post-effective amendment being filed by BBPLC on the date hereof (the “Post-Effective Amendment No. 4”) reflects deletion from the Base Prospectus of the phrase “under what conditions, if any, another issuer may be substituted for Barclays Bank PLC as the issuer of the debt securities of the series”, which was previously included under the heading “Description of Debt Securities—General”. It is BBPLC’s intention that the issuer’s right of substitution be as set forth in the provisions of Article 8 of the Subordinated Indenture as described under the heading “Description of Debt Securities—Consolidation, Merger and Sale of Assets; Assumption” in the Base Prospectus.

Christopher Dunham Division of Corporation Finance	2

If you have any questions relating to this letter, please contact me by telephone at either 212 558 4000 or 011 44 20 7959 8515, by facsimile at +44 (0) 20 7959 8950 and by email at oconnorj@sullcrom.com.

Very truly yours,

/s/ John O’Connor

John O’Connor

cc:	Tushar Morzaria, Group Finance Director

(Barclays Bank PLC)

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